One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

February 19, 2009

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 4561

Re:	Astoria Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal 2008
File No.  001-11967

Dear Mr. Vaughn:

We wish to acknowledge receipt of your letter dated February 5, 2009 concerning the Securities and Exchange Commission’s review of the disclosures contained in Astoria Financial Corporation’s (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal 2008.  The following sets forth the Company’s responses to your comments.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 41

1.
Please refer to your response to comment 6 of our November 3, 2008 letter.  Considering the significant risks associated with interest-only loans and loans not underwritten at fully indexed interest rates, we continue to believe that any discussion in this section of the absence of sub-prime loans in your portfolio should be balanced with a discussion of your exposure to interest-only and loans not underwritten at the fully indexed interest rates.  Please revise accordingly and provide us drafts of your intended revisions to future filings.

In our “Executive Summary,” and in various other places throughout our December 31, 2008 Form 10-K, we have deleted references to the absence of subprime loans in our portfolio.  Instead, we have commented on the impact that the continued deterioration of the housing and real estate markets and increasing weakness in the overall economy, particularly the accelerating pace of job losses, has had on our loan delinquencies, non-performing loans and

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

net loan charge-offs.  Additionally, we have indicated that as a residential lender, we are vulnerable to the impact of a severe job loss recession.

Supplementally, we acknowledge that a number of lenders have experienced significant delinquencies as a result of what is commonly referred to as “payment shock” associated with interest-only loans or loans structured and underwritten at discounted rates (rates less than full index and margin rates).  These features were often used by these lenders in tandem and such loans, in many cases, involved other features and structures that further increased the risks of default, such as lending to sub-prime borrowers using short (two or three year) initial ARM periods with deep initial discounts and including option-ARM and negative amortization provisions. We do not, and have not, originated option-ARM, negative amortization or deeply discounted ARM loans.

Since this has not been our lending practice, the negative consequences of these types of loans have not been the cause behind the delinquencies or losses in our portfolio to date.  Our interest-only mortgage loans possess some, but not significantly higher risks than our amortizing loans.  This is supported by our underwriting standards, the composition of our non-performing loans and our loan loss analyses.  As indicated in our disclosures in the “Asset Quality” sections of our filings, it is our reduced documentation loans which have begun to show an increasing and disproportionate component of non-performing loans.  Additionally, our internal loss analyses indicate a greater risk of loss in these loan types and we have incorporated such risk into our determination of the adequacy of our allowance for loan losses.  These analyses also indicate a negligible difference in our loss history between our interest-only loans and amortizing loans, particularly for loans originated prior to 2005.  We use an extended interest-only period of ten years.  After the tenth anniversary of the loan, principal and interest payments are required to amortize the loan over the remaining loan term.  Federal banking regulators recognize that beyond seven years a borrower’s income has sufficient time to adjust and absorb any resulting increase in payment. (See Federal Reserve Board Regulation Z, Section 226.34(a)(4)(iii)(B) which creates a presumption of compliance based upon payment levels during only the first seven years of an interest-only loan.)

Our loss experience has been similar for discounted rate loans where the initial rate may have been less than the full index and margin rate (at times it was also higher). We have not offered deep discount loans and generally have used a five year or longer original adjustment period.  Our borrowers, as a whole, have significant investments in the properties we have financed.  At December 31, 2008, the average loan-to-value ratio of our mortgage loan portfolio was less than 65% based on current principal balances and original appraised values.  Of course, no assurance can be given that the original appraised values are reflective of current market conditions as we have experienced significant declines in real estate values in all markets in which we lend.

We will continue to disclose the amount of interest-only and reduced documentation loans in our loan portfolio as well as interest-only and reduced documentation loans that are non-performing in the “Asset Quality” section of our MD&A.  We have added a footnote disclosure to the loan portfolio table which indicates total interest-only hybrid ARM loans in our portfolio which were underwritten at the initial note rate, which may have been a discounted rate.  We

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

have also enhanced our disclosures in the “Lending Activities” section of the Form 10-K to discuss the risks associated with our various loan products and the underwriting and risk management analyses we perform to mitigate and monitor those risks.  Please see Appendix A for our proposed disclosures in “Executive Summary,” “Lending Activities” and “Asset Quality.”

Results of Operations

Provision for Loan Losses, page 57

2.
Please refer to your response to comment 9 of our November 3, 2008 letter.  Your response seems to reiterate your disclosed policy for determining the allowance for loan losses without addressing how management considered the trends depicted by your asset quality ratios.  Your response also states that asset quality ratios are not indicative of a deficiency in the allowance for loan losses since the calculation of the allowance considers the overall composition of the portfolio and levels of delinquencies.  While we understand that asset quality ratios in isolation are not a determinative basis for computing your allowance for loan losses, we continue to believe that asset quality ratios provide important trend information regarding your loan portfolio and the allowance for loan losses.  We also note the continued deterioration of these ratios in the third quarter of 2008.  We re-issue prior comment 9 and request that you provide disclosure that specifically addresses how you considered the trends depicted by your asset quality in determining the adequacy of your allowance for loan losses.  Alternatively, please provide an expanded discussion of why you do not think these ratios are meaningful and to state, if true, that they were not considered in determining or analyzing the adequacy of the allowance for loan losses.

We agree that asset quality ratios and trends provide meaningful and useful information which we consider in evaluating the adequacy of our overall allowance for loan losses.  We evaluate these factors and trends in combination with our primary focus on our historical loss experience and the impact of current economic conditions.  We evaluate and consider our asset quality ratios as well as the asset quality ratios set forth in both peer group and regulatory agency data.  Historically, our non-performing loans have been a negligible percentage of our total loan portfolio and our ratio of the allowance for loan losses to total loans was a more relevant factor in our assessment of the adequacy of the total allowance for loan losses.  As such, our ratio of the allowance for loan losses to non-performing loans was exceptionally high and did not serve as a reasonable measure of the adequacy of our allowance for loan losses.  The ratio of the allowance for loan losses to total loans ranged between 0.49% and 0.53% at each quarter end between December 31, 2006 and September 30, 2008.  During that same period, our ratio of non-performing loans to total loans increased from 0.28% to 0.99%, with the largest dollar increases in non-performing loans occurring during the first and third quarters of 2008.  Prior to 2008, the ratio of the allowance for loan losses to non-performing loans was a negligible factor, if any, in determining the adequacy of the allowance for loan losses.  However, as our non-performing loans have increased during 2008, our ratio of the allowance for loan losses to non-performing loans has been declining and has become a more relevant

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

factor in our assessment process.  At September 30, 2008, our ratio of the allowance for loan losses to non-performing loans had declined to 52%, which is still greater than our recent loss experience on non-performing loans and relatively consistent with certain of our local peers.  During 2008, the continued deterioration in the housing and real estate markets, and increasing weakness in the economy, and, in particular, the unemployment rate, contributed to significant increases in our delinquencies, non-performing loans and charge-offs.  Accordingly, we recorded increasing provisions for loan losses for each quarter throughout 2008.  For the quarter ended December 31, 2008, we recorded a provision for loan losses totaling $45.0 million which resulted in an increase in our total allowance for loan losses, an increase in our ratio of the allowance for loan losses to total loans and a negligible decrease in our ratio of the allowance for loan losses to non-performing loans.  Contributing to the increase in the allowance for loan losses and related provision during the 2008 fourth quarter, was our updated analysis of our loss experience which included further segmentation of our loan portfolio by (1) interest-only and amortizing; (2) full documentation and reduced documentation; and (3) year of origination.  At December 31, 2008, our ratio of the allowance for loan losses to non-performing loans was 50% and our ratio of the allowance for loan losses to total loans was 0.71%.

We will, in future filings, enhance our disclosure related to our use of asset quality ratios in determining the adequacy of our overall allowance for loan losses.  Please see Appendix A for our proposed disclosure.

Asset Quality, page 67

3.
Please refer to your response to comment 10 of our November 3, 2008 letter.  Based on inter-agency guidance, FICO scores are one indicator of a sub-prime loan.  Please quantify for us the amount of loans outstanding as of each balance sheet date that had a FICO score of 660 or below and reconsider the usefulness of such information to a reader of your financial statements.  After providing us with the quantified data in your response, to the extent you continue to believe such amounts are immaterial for quantified disclosures, please revise your future filings to provide disclosure to that effect.

As indicated in our initial response, as a portfolio lender, we underwrite our loans considering all credit criteria, as well as collateral value, and do not base our underwriting decisions solely on FICO scores. Although FICO scores are considered as part of our underwriting process, they have not always been recorded on our mortgage loan system and are not available for all of the one-to-four family loans on our mortgage loan system.  However, substantially all of our one-to-four family loans originated since March 2005 have credit scores available on our mortgage loan system.  At December 31, 2008, 82% of our one-to-four family loan portfolio had FICO scores available on our mortgage loan system.  One-to-four family loans, with credit scores available on our mortgage loan system, which had FICO scores of 660 and below at the date of origination totaled $621.3 million, or 6% of one-to-four family mortgage loans with credit scores available on our mortgage loan system, at December 31, 2008; $635.2 million, or 6%, at September 30, 2008; $657.8 million, or 7%, at June 30, 2008; $689.7 million, or 8%, at March 31, 2008; $716.0 million, or 8%, at December 31, 2007; and $765.8 million, or 11%, at

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

December 31, 2006.  At each of those dates, such loans had a weighted average loan-to-value ratio, based on current principal balance and original appraised value, of approximately 70%.  We believe the aforementioned loans, when originated, were amply collateralized and otherwise conformed to our prime lending standards and do not present a greater risk of collectibility or other asset quality risk compared to loans to other borrowers with higher credit scores.

Since we do not consider the loans in our portfolio with FICO scores of 660 or below to be subprime loans, we believe that quantifying those loans in our disclosure would not provide meaningful and decision-useful information to the reader.  Additionally, we do not believe the total amount of such loans is material or that it represents a significant risk concentration for disclosure purposes pursuant to AICPA SOP 94-6.  We will, in future filings, add disclosure indicating that while our loan portfolio contains loans with FICO scores of 660 or below, such loans are not material to our loan portfolio.  Please see Appendix A for our proposed disclosure.

The Company acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 327-7892 or (516) 327-7820, respectively, if you have any questions.

Sincerely,

/s/ Monte N. Redman	/s/ Frank E. Fusco
Monte N. Redman	Frank E. Fusco
President and Chief Operating Officer	Executive Vice President, Treasurer
Astoria Financial Corporation	and Chief Financial Officer
Astoria Financial Corporation

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

Appendix A

COMMENT 1 PROPOSED DISCLOSURE

(The following text will be included in the Executive Summary section of our MD&A.  Text relevant to the SEC letter is in italics.  Reference to subprime lending has been removed.)

The provision for loan losses recorded during the year ended December 31, 2008 reflects the increase in and composition of our loan delinquencies, non-performing loans, net loan charge-offs and overall loan portfolio, as well as our evaluation of the continued deterioration of the housing and real estate markets and increasing weakness in the overall economy, particularly the accelerating pace of job losses.  As a residential lender, we are vulnerable to the impact of a severe job loss recession, due to its negative impact on the financial condition of residential borrowers and their ability to remain current on their mortgage loans.

We expect that loan growth will continue in 2009 as the opportunity for portfolio lending remains strong.  We expect deposit growth in 2009 will continue, particularly as the intense competition for core community deposits which we experienced in 2008 has recently abated.  Industry-wide increases in pension costs and FDIC insurance premiums coupled with potentially reduced dividends on FHLB-NY stock will have a negative impact on 2009 earnings.  With respect to asset quality, continued weakness in the real estate market exacerbated by a severe downturn in the economy presents challenges for all financial institutions in the year ahead.  Continued job losses coupled with declining real estate values will put increased pressure on the loan portfolio which, more than likely, will result in higher delinquencies and non-performing loans in 2009.  In January 2009, our Board of Directors reduced our regular quarterly cash dividend by 50% based on, among other things, the dividend payout ratio coupled with our strategy to retain capital in the current economic environment.  The Company expects to maintain its tangible capital ratio target at between 4.50% and 4.75% and Astoria Federal’s core and tangible capital ratios in excess of 6%.

(The following text will be included in Lending Activities – One-to-Four Family Mortgage Lending.  New text in response to the SEC letter is in italics.)

Generally, ARM loans pose credit risks somewhat greater than the risks posed by fixed rate loans primarily because, as interest rates rise, the underlying payments of the borrower increase when the loan is beyond its initial fixed rate period, particularly if the interest rate during the initial fixed rate period was at a discounted rate, increasing the potential for default.  Interest-only hybrid ARM loans have an additional potential risk element when the loan payments adjust after the tenth anniversary of the loan to include principal payments, resulting in a further increase in the underlying payments.  Since our interest-only hybrid ARM loans have a relatively long period to the principal payment adjustment, we believe there is minimal additional credit risk compared to an amortizing loan due to the longer period for the borrower’s income to adjust to anticipated higher future payments.  Additionally, in recent years we began underwriting our interest-only hybrid ARM loans at the higher of the initial note rate or the fully indexed rate and previously did not offer loans with rates at deep discounts to the fully indexed rate.  Accordingly, we believe there is minimal additional credit risk compared to loans offered at their fully indexed rates.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

Our reduced documentation loans have additional elements of risk since not all of the information provided by the borrower is verified and in the case of the Super Streamline product, the information provided by the borrower is limited.  SIFA loans required the verification of a potential borrower’s asset information on the loan application, but not the income information provided.  However, each of these products required the receipt of an appraisal of the real estate used as collateral for the mortgage loan and a credit report on the prospective borrower.  The loans were priced according to our internal risk assessment of the loan giving consideration to the loan-to-value ratio, the potential borrower’s credit scores and various other credit criteria.

We continue to manage the greater risk posed by our hybrid ARM loans (amortizing and interest-only) through the application of sound underwriting practices and risk management systems.  As a community bank, our lending risk management systems are comprised of the analyses we use to monitor our loan portfolio.  Our risk management systems and underwriting policies include a variety of factors and analyses.  These include, but are not limited to, the determination of the markets in which we lend; the products we offer and the pricing of those products; the evaluation of potential borrowers and the characteristics of the property supporting the loan; the monitoring and analyses of the performance of our portfolio, in the aggregate and by segment, at various points in time and trends over time; and our collection efforts and marketing of delinquent and non-performing loans and foreclosed properties.  We monitor our market areas and the performance and pricing of our various loan product offerings to determine the prudence of continuing to offer such loans and to determine what changes, if any, should be made to our product offerings and related underwriting.

The objective of our one-to-four family mortgage loan underwriting is to determine whether timely repayment of the debt can be expected and whether the property that secures the loan provides sufficient value to recover our investment in the event of a loan default.  We review each loan individually utilizing such documents as the loan application, credit report, verification forms, tax returns and any other documents relevant and necessary to qualify the potential borrower for the loan.  We analyze the credit and income profiles of potential borrowers and evaluate all aspects of the potential borrower’s credit history including credit scores. We do not base our underwriting decisions solely on credit scores.  We consider the potential borrower’s income, history of debt management and net worth.  We perform income and debt ratio analyses as part of the credit underwriting process.  Additionally, we obtain independent appraisals to establish collateral values to determine loan-to-value ratios.  We use the same underwriting standards for our retail, broker and third party mortgage loan originations.

Our current policy on owner-occupied, one-to-four family loans is to lend up to 75% of the appraised value of the property securing the loan, except in the case of loans originated under our affordable housing program, which is consistent with our program for compliance with the Community Reinvestment Act, or CRA, and in the case of loans originated for sale.  See “Regulation and Supervision – Community Reinvestment” for further discussion of the CRA.  Prior to the fourth quarter of 2007, our policy generally was to lend up to 80% of the appraised value of the property securing the loan and, for mortgage loans which had a loan-to-value ratio of greater than 80%, we required the mortgagor to obtain private mortgage insurance.  In addition, we offered a variety of proprietary products which allowed the borrower to obtain financing of up to 90% loan-to-value without private mortgage insurance, through a combination of a first mortgage loan with an

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

80% loan-to-value and a home equity line of credit for the additional 10%.  During the fourth quarter of 2007, we revised our policy on originations of owner-occupied, one-to-four family loans to discontinue lending amounts in excess of 80% of the appraised value of the property securing the loan and during the 2008 third quarter we revised our policy to discontinue lending amounts in excess of 75% of the appraised value of the property, with certain exceptions noted above.  We periodically review our loan product offerings and related underwriting and make changes as necessary in response to market conditions.

All interest-only and amortizing hybrid ARM loans we offer have annual and lifetime interest rate ceilings and floors.  Such loans may be offered with an initial interest rate which is less than the fully indexed rate for the loan at the time of origination, referred to as a discounted rate.  We determine the initial interest rate in accordance with market and competitive factors giving consideration to the spread over our funding sources in conjunction with our overall interest rate risk management strategies.  Prior to 2006, we would underwrite our interest-only hybrid ARM loans using the initial note rate, which may have been a discounted rate. In 2006, to recognize the credit risks associated with interest-only hybrid ARM loans, we began underwriting such loans based on a fully amortizing loan (in effect underwriting interest-only hybrid ARM loans as if they were amortizing hybrid ARM loans). In 2007, we began underwriting our interest-only hybrid ARM loans at the higher of the fully indexed rate or the initial note rate.  In 2009, we began underwriting our interest-only and amortizing hybrid ARM loans at the higher of the fully indexed rate, the initial note rate or 6.00%.  We monitor credit risk on interest-only hybrid ARM loans that were underwritten at the initial note rate, which may have been a discounted rate, in the same manner as we monitor credit risk on all interest-only hybrid ARM loans.  Our portfolio of one-to-four family interest only hybrid ARM loans which were underwritten at the initial note rate, which may have been a discounted rate, totaled $4.41 billion, or 59.5% of our total one-to-four family interest-only hybrid ARM loan portfolio, at December 31, 2008.

(The following text will be included in the Asset Quality section of our MD&A.  New text in response to the SEC letter and/or text relevant to the SEC letter is in italics.  Reference to subprime lending has been removed.)

We do not originate negative amortization loans, payment option loans or other loans with short-term interest-only periods.  Prior to 2006 we would underwrite our one-to-four family interest-only hybrid ARM loans using the initial note rate, which may have been a discounted rate.  In 2006, we began underwriting our one-to-four family interest-only hybrid ARM loans based on a fully amortizing loan (in effect, underwriting interest-only hybrid ARM loans as if they were amortizing hybrid ARM loans).  Additionally, effective in 2007, we began underwriting our one-to-four family interest-only hybrid ARM loans at the higher of the fully indexed rate or the initial note rate.  In 2009, we began underwriting our one-to-four family interest-only and amortizing hybrid ARM loans at the higher of the fully indexed rate, the initial note rate or 6.00%.  Our reduced documentation loans are comprised primarily of SIFA loans.  To a lesser extent, our portfolio of reduced documentation loans also includes SISA loans and Super Streamline loans.  During the 2007 second quarter, we discontinued originating SISA and Super Streamline loans and during the 2007 fourth quarter, we discontinued originating SIFA loans.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

Total non-performing assets increased $186.9 million to $264.1 million at December 31, 2008, from $77.2 million at December 31, 2007.  Non-performing loans, the most significant component of non-performing assets, increased $170.5 million to $238.6 million at December 31, 2008, from $68.1 million at December 31, 2007.  The increases in non-performing assets and non-performing loans were primarily due to increases in non-performing one-to-four family and multi-family mortgage loans.  In addition, REO increased during 2008, contributing to the increase in non-performing assets.  The continued deterioration of the housing and real estate markets during 2008, as well as the overall weakness in the economy, particularly rising unemployment, continued to contribute to an increase in our non-performing loans.  The increase in one-to-four family non-performing mortgage loans reflects a greater concentration in non-performing reduced documentation loans.  Reduced documentation loans represent only 20% of the one-to-four family mortgage loan portfolio, yet represent 61% of the one-to-four family non-performing mortgage loans at December 31, 2008.  Despite the increase in non-performing loans at December 31, 2008, our non-performing loans continue to remain at low levels in relation to the size of our loan portfolio.  The ratio of non-performing loans to total loans increased to 1.43% at December 31, 2008, from 0.42% at December 31, 2007.  Our ratio of non-performing assets to total assets increased to 1.20% at December 31, 2008, from 0.36% at December 31, 2007.  The allowance for loan losses as a percentage of total non-performing loans decreased to 49.88% at December 31, 2008, from 115.97% at December 31, 2007.  The allowance for loan losses as a percentage of total loans increased to 0.71% at December 31, 2008, from 0.49% at December 31, 2007.

COMMENT 2 PROPOSED DISCLOSURE

(The following text will be included in the Critical Accounting Policies – Allowance for Loan Losses section of our MD&A.  New text in response to the SEC letter is in italics.)

We also evaluate and consider our asset quality ratios as well as the allowance ratios and coverage percentages set forth in both peer group and regulatory agency data and any comments from the OTS resulting from their review of our general valuation allowance methodology during regulatory examinations.  Historically, our non-performing loans have been a negligible percentage of our loan portfolio and our ratio of the allowance for loan losses to total loans was a more relevant factor in our assessment of the adequacy of the total allowance for loan losses.  As our non-performing loans have increased during 2008, our ratio of the allowance for loan losses to non-performing loans has become a more relevant factor in our assessment process.  We evaluate these trends in combination with our primary focus on our historical loss experience and the impact of current economic conditions.  After evaluating these variables, we determine appropriate allowance coverage percentages for each of our portfolio segments and the appropriate level of our allowance for loan losses.  Our allowance coverage percentages are used to estimate the amount of probable losses inherent in our loan portfolio in determining our general valuation allowances.  Our evaluation of general valuation allowances is inherently subjective because, even though it is based on objective data, it is management’s interpretation of that data that determines the amount of the appropriate allowance.  Therefore, we periodically review the actual performance and charge-off history of our portfolio and compare that to our previously determined allowance coverage percentages and specific valuation allowances.  In doing so, we evaluate the impact the previously mentioned variables may have had on the portfolio to determine which changes, if any, should be made to our assumptions and analyses.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

(The following text will be included in the Provision for Loan Losses section of our MD&A.  New text in response to the SEC letter is in italics.)

The provision for loan losses totaled $69.0 million for the year ended December 31, 2008 and $2.5 million for the year ended December 31, 2007.  The increase in the provision for loan losses for the year ended December 31, 2008, compared to the year ended December 31, 2007, reflects the continued higher levels of non-performing loans and net loan charge-offs experienced since the second half of 2007, coupled with the significant rise in unemployment during the 2008 fourth quarter.  The allowance for loan losses was $119.0 million at December 31, 2008 and $78.9 million at December 31, 2007.  The allowance for loan losses as a percentage of total loans was 0.71% at December 31, 2008 and 0.49% at December 31, 2007.  The allowance for loan losses as a percentage of non-performing loans decreased to 49.88% at December 31, 2008, from 115.97% at December 31, 2007, primarily due to an increase in non-performing loans.  The increase in non-performing loans during 2008 resulted in a deterioration in our ratio of the allowance for loan losses to non-performing loans.  Historically, our non-performing loans have been a negligible percentage of our total loan portfolio and our ratio of the allowance for loan losses to total loans was a more relevant factor in our assessment of the adequacy of the total allowance for loan losses.  As such, our ratio of the allowance for loan losses to non-performing loans was exceptionally high and did not serve as a reasonable measure of the adequacy of our allowance for loan losses.  As our non-performing loans have increased, our ratio of the allowance for loan losses to non-performing loans has been declining and has become a more relevant factor in our assessment process. We believe the ratio is at an appropriate level after consideration of the composition of our non-performing loans, our recent loss experience and the similar ratios of certain local peers.  The increases in non-performing loans during any period are taken into account when determining the allowance for loan losses because the coverage ratios we apply to our non-performing loans are higher than the coverage ratios applied to our performing loans.  Additionally, as required by our primary regulator, the OTS, we update our collateral values on one-to-four family loans which are 180 days past due.  If the estimated fair value of the loan collateral less estimated selling costs is less than the recorded investment in the loan, a charge-off of the difference is recorded to reduce the loan to its fair value less estimated selling costs.  Therefore certain losses inherent in our non-performing one-to-four family loans are being recognized at 180 days of delinquency and accordingly are charged off.  There are no material assumptions relied on by management which may not be apparent in our disclosures or reflected in our asset quality ratios and activity in the allowance for loan losses.  We believe our allowance for loan losses has been established and maintained at levels that reflect the risks inherent in our loan portfolio, giving consideration to the composition and size of our loan portfolio, delinquencies, charge-off experience and non-accrual and non-performing loans.  The balance of our allowance for loan losses represents management’s best estimate of the probable inherent losses in our loan portfolio at December 31, 2008 and December 31, 2007.

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission

COMMENT 3 PROPOSED DISCLOSURE

(The following text will be added to the Asset Quality section of our MD&A)

Within our portfolio of one-to-four family mortgage loans we have loans to borrowers who had credit (FICO) scores of 660 or below at the time of origination.  As a portfolio lender, we underwrite our loans considering all credit criteria, as well as collateral value, and do not base our underwriting decisions solely on FICO scores. We believe the aforementioned loans, when originated, were amply collateralized and otherwise conformed to our prime lending standards and do not present a greater risk of collectibility or other asset quality risk compared to loans in our portfolio to other borrowers with higher credit scores.  These loans are not a material component of our one-to-four family mortgage loan portfolio.